December 19, 2008

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549-7010

Re:	Your letter dated 12/11/08 regarding Ball Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 001-7349

Dear Mr. Hartz:

We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and enhancing the overall disclosures in the filings we make with the Commission and pursuant to your request we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;
•
United States Securities and Exchange Commission staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 1.  Critical Accounting Policies, page 41
Goodwill and Other Intangible Assets, page 41

Comment #1 – With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your goodwill impairment policy.  In this regard, please confirm to us that you utilize the two-step aspect to recognizing goodwill impairment and that you consider the notion of implied fair value in the second step.  Reference paragraphs 19-21 of SFAS 142.

Beginning in our Form 10-K for the fiscal year ending December 31, 2008, we will expand our critical and significant accounting policies relative to goodwill and other intangible assets to more clearly discuss our goodwill impairment policy.  We also confirm that our policy is to test goodwill annually for impairment at the reporting unit level using the two-step impairment test prescribed by SFAS No. 142, “Goodwill and Other

Ball Corporation
December 19, 2008

Intangible Assets,” and that we use the notion of implied fair value in the second step whenever a potential impairment is identified in the first step.

Comment #2 – We note that your goodwill balance represents a significant percentage of your assets.  In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.
•
Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Please tell us your intentions with regard to this matter.

In an effort to provide our readers with better insight into the judgments we use in accounting for goodwill, we intend to expand our future disclosures beginning in our Form 10-K for the fiscal year ending December 31, 2008, to take into consideration the reporting unit level at which we test goodwill for impairment and the basis for that determination.

We only use one goodwill valuation methodology as stated in our policy; however, we will expand the disclosure to include that our cash flows are based upon reasonable and appropriate assumptions about the underlying business activities of our reporting units, which are weighted for their likely probability of occurrence.  We will also state that our methodology for valuing goodwill has not changed since the prior year.

We do not intend on providing a qualitative and quantitative description of the material assumptions we have used or a sensitivity analysis of our assumptions and how our assumptions have changed since the prior year as we believe these disclosures are not currently required and will not provide meaningful added value to the readers of our financial information.

We believe our valuation methodology is both reasonable and meaningful and replicates how market participants would value our reporting units in an orderly transaction and, as you know, the market values our goodwill every day.  The book value of Ball’s shareholders’ equity was at $14.38 per diluted common share in the most recent Form 10-Q for the third quarter ended September 28, 2008, and, as of the writing of this letter, our common shares were trading at around $41 on the New York Stock Exchange, $2.6 billion in excess of book value.

Ball Corporation
December 19, 2008

Form 10-Q for the Quarterly Period Ended September 28, 2008

Note 13.  Employee Benefit Obligations, page 13

Comment #3 – We note your disclosures on page 33 regarding how recent market declines could affect the fair value of your pension assets.  Given the significance of your pension assets as well as the impact of pension funding on your overall liquidity, please provide us, and include in future filings, a more specific and comprehensive discussion of the current and expected future impact of the market conditions on each of the significant estimates and assumptions used in your determination of benefit obligations, costs and funding requirements.  In this regard, please include a sensitivity analysis related to each of your significant assumptions based upon reasonably likely changes.

Our disclosure about market declines was intended as a Safe Harbor statement to alert investors to the possibility that we may have to contribute additional funds to our pension plans in light of the significant drop in the world equity markets.  Because the relevant factors are changing daily in volatile markets, it is difficult to provide sensitivity analyses at any given time.  However, based upon the most recent actuarial information, a one quarter of a percentage point increase in the discount rate applied to the pension liability would have an estimated $2.5 million reduction in the 2009 pension expense for the funded plans and a corresponding one quarter of a percentage point reduction in the expected return on pension assets would result in an approximate $2.5 million increase in the 2009 pension expense.

Beginning with our Form 10-K for the fiscal year ending December 31, 2008, we intend to provide sensitivity analyses including, but not limited to, the probable change in net periodic benefit cost for a percentage change in the discount rate and expected long-term return on plan assets.  We will also continue, as required, to provide estimates of future funding; however, we will disclose to the reader that such estimates are subject to changes in the Pension Protection Act and actual asset performance, among other factors.  We will also disclose any impact that required funding may have upon our liquidity, if applicable.

Note 16.  Fair Value of Financial Instruments, page 17

Comment #4 – With a view towards future disclosure, please provide us with the following information:
•	To the extent that you obtained multiple quotes or prices for an instrument, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, you adjusted quotes or prices you obtained for your instruments;
•	The procedures you performed to validate the prices you obtained for your instruments;
•	A more specific discussion regarding how counterparty creditworthiness impacted your valuation and whether you recorded any gain or loss related to such risk.

Beginning with our Form 10-K for the fiscal year ending December 31, 2008, our disclosures will take into consideration the following:
•
We do not obtain multiple quotes to determine the value of our financial instruments.  We value each of our financial instruments either internally using a single valuation technique or from one reliable observable market source.  The vast majority of our hedges are aluminum hedges and aluminum is traded on the London Metal Exchange.  The London Metal Exchange publishes monthly closing prices for aluminum at the close of each trading day.

Ball Corporation
December 19, 2008

•
Our only adjustment to the estimated fair values of our financial instruments is the discounting of the value of a trade that settles in the future to its present value using twelve month LIBOR as the discount factor.

•
As part of our quarterly closing process, we obtain statements from our counterparty banks in which the bank estimates the fair value of our outstanding derivative instruments with them.  We compare our internally derived fair values to these amounts for reasonableness.  We have established parameters for variances and have not encountered any material unexplained differences to date.

•
We have not identified any circumstances requiring that a gain or loss be recorded in relation to counterparty creditworthiness for any of our financial instruments to date, nor has counterparty creditworthiness impacted any of our reported values.  We continually monitor counterparty risk and use various tools to limit such risk.  For example, certain counterparties are required to post collateral with us under certain circumstances.  As noted in our Form 10-Q for the third quarter ended September 28, 2008, we held $32.2 million of collateral from counterparties.

Financial Condition, Liquidity and Capital Resources, page 27

Comment #5 – We note your disclosure that the current global credit and financial crisis may impact your liquidity.  We further note your disclosure on page 33 that the crisis could lead to a lack of available funding sources and/or a diminution in the ease at which these could be drawn upon.  Please revise future filings to include a more specific and comprehensive discussion regarding how the current global credit and financial crisis may impact your overall liquidity and funding sources.  In this regard, please explain the specific circumstances in which your lenders may limit your borrowings.

At the time of filing the Form 10-Q for the third quarter ended September 28, 2008, the world capital markets were in a state of disarray and, in the long-term, our company needs functioning capital markets as we are a net borrower of funds.  For the short-term, we have committed credit lines in place to provide for our normal operating and capital expenditure requirements through October 2011, as disclosed on page 28.  Moreover, other then lender insolvency, we are not aware of any specific circumstances in which our lenders may limit our borrowings that would require additional disclosure.  We will continue to closely monitor our lender arrangements and consider additional disclosures if warranted under the circumstances to help our investors understand our financial condition, liquidity and capital resources.

Comment #6 –We note that you have a significant debt level.  With a view towards future disclosure, please provide us with a comprehensive discussion of the terms of significant covenants within your loan agreements and tell us if you were in compliance with such covenants during the periods presented.  In addition, please revise future filings to present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.  Such disclosure should only be excluded if you believe that the likelihood of default is remote.  Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Ball Corporation
December 19, 2008

We do not agree that we have a significant level of debt; we believe that our debt level is appropriate for the size of, and cash flow level generated by, our company.  At the present time, a two-year credit default swap on Ball debt trades at 192 basis points, which is 30 basis points inside of investment grade credit default swaps.  Commencing with our Form 10-K for the fiscal year ending December 31, 2008, we will make reference to all loan agreements, which have significant covenants, and we will expressly state that we are in compliance with such covenants during all periods presented.

We believe the likelihood of default on any of our debt facilities is remote at this time and in the foreseeable future.  As a result, under current guidance, including Section 501.03 of the Financial Reporting Codification, we have limited our disclosure to Note 12 in our Form 10-Q for the third quarter ended September 28, 2008, where we indicate that we have complied with all existing loan agreements and that we have met all debt obligations.  We will continue to closely monitor compliance with our debt covenants and consider additional disclosures if warranted under the circumstances to help our investors understand our financial condition, liquidity and capital resources.

We appreciate your comments and believe we have adequately addressed them in our response.

Sincerely,

/s/ Raymond J. Seabrook
Raymond J. Seabrook
Executive Vice President and Chief Financial Officer